S

22003219

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41868

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 31/12/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLP Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33305 Grand River Ave
(No. and Street)

Farmington Hills,	MI	48336
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Lyon	(248)489-0101	Heather@glpwins.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Freedman & Goldberg, C.P.A.s, P.C.
(Name – if individual, state last, first, and middle name)

31150 Northwestern Hwy Suite 200	Farmington Hills	MI	48334
(Address)	(City)	(State)	(Zip Code)

10/16/2003	381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

FINANCIAL STATEMENTS

DECEMBER 31, 2021

OATH OR AFFIRMATION

I, Heather Lyon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLP Investment Services LLC, as of February 28, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: COO/CCO

Notary Public

ALEX S. PAUL
Notary Public, State of Michigan
County of Oakland
My Commission Expires 09-30-2028
Acting in the County of Oakland

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GLP Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GLP Investment Services, LLC (the "Company") as of December 31,2021, the related statements of income, members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GLP Investment Services, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GLP Investment Services, LLC's management. Our responsibility is to express an opinion on GLP Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLP Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (SEC) and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC has been subjected to audit procedures performed in conjunction with the audit of GLP Investment Services, LLC's financial statements. The supplemental information is the responsibility of GLP Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (SEC) and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

We have served as the Company's auditor since 2020.

Farmington Hills, Michigan
February 28, 2022

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	237,528
Commissions receivable	265,262
Prepaid licenses	76,348
NASD membership	45,380
Loan receivable - related party	231,199
Office equipment, at cost, less accumulated depreciation of $16,412	-
Total assets	855,717

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Payables to commissioned agents	177,726
Accounts payable	5,159
Total Liabilities	182,885
Total Members' Capital	672,832
Total Liabilities and Members' Capital	855,717

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2021

Balance, January 1, 2021	$	264,486
Net income		498,346
Member distributions		(90,000)
Balance, December 31, 2021	$	672,832

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF CASH FLOWS
For the year ended December 31, 2021

Cash Flows From Operating Activities:	
Net Income	498,346
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in :	
Commissions receivable	(34,681)
Prepaid licenses	(28,261)
Increase in :	
Payables to commissioned agents	23,234
Accounts payable - trade	(22,341)
Accrued Simple IRA plan	(19,054)
Net cash provided by operating activities	417,243
Cash flow from Investing Activities:	
Disbursement of loan receivable - related party	(231,199)
Cash flows from financing activities:	
Distributions to members	(90,000)
Net decrease in cash	96,044
Cash, beginning of year	141,484
Cash, end of year	237,528

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF INCOME
For the year ended December 31, 2021

Revenues:	
Commission income	5,471,005
Total Revenues	5,471,005
Expenses:	
Commissions paid to agents	3,792,592
Employee compensation and benefits	866,013
Rent	11,776
Professional fees	40,921
Licenses	45,144
Other expenses	216,213
Total Expenses	4,972,659
Net Income	498,346

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF INCOME
For the year ended December 31, 2021

Revenues:	
Commission income	5,471,005
Total Revenues	5,471,005
Expenses:	
Commissions paid to agents	3,792,592
Employee compensation and benefits	866,013
Rent	11,776
Professional fees	40,921
Licenses	45,144
Other expenses	216,213
Total Expenses	4,972,659
Net Income	498,346

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

GLP investment Services, LLC (the "Company) in a Michigan limited liability company that is registered with the Securities and Exchange Commission ("SEC") to conduct business as a broker-dealer of mutual funds and/or variable annuities only. The company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables from are stated at the amount management expects to collect from the outstanding balances. The Company does not require collateral or any other security to support the amounts due. Management believes that all commissions receivable as of December 31, 2021 are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2021.

NASD Membership

The NASD membership is deemed to have an indefinite useful life and recorded at cost. The company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment has occurred in 2021.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful live of the office equipment of five years. Depreciation expense for the year was $0. Management annually reviews office equipment to determine whether its carrying value has been impaired and no impairment was recorded in 2021.

Note 1 - Nature of Business (continued)

Commission Income

Commission income on client trades is recorded on a settlement date basis. Commission rates earned on client trades are at maximum of 5% of the value of the securities purchased.

Mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreement.

Franklin Templeton and American Funds account for approximately 66% of our commission Income.

Income Taxes

The Company is a limited liability company and its members are taxed on their proportionate share of Company's taxable income. Therefore, no provision or liability for federal income taxes have been included in the financial statements. It is expected the Company will declare distributions to the members in an amount sufficient to pay the income taxes assessed at the member level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three years after being filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of account receivable and estimate of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 0.78 to 1. The Company had net capital at that date of $234,891, which exceeds the required net capital of $12,192 by $222,699.

Note 3 – Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU" or "Update") No. 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASU 2014-09"). This ASU clarifies the principles for recognizing revenue and applies to organizations that enter into contracts, either written or implied, with customers for the transfer of good and services in exchange for consideration. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company has elected to adopt the standard as of January 1, 2017, using the modified retrospective method. Under this approach, no restatement was required.

As part of the adoption, the Company performed an assessment of the impact of the new revenue recognition standard has on the financial statements. The Company analyzed its revenue streams using the five-step model detailed in the standard to determine the recognition methodology for each revenue stream. Based on that analysis, the Company determined that no change was necessary for its revenue streams.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842). The new standard requires organizations that have leased assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities that represent the rights and obligations created by those leases, respectively. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new ASU requires both types of leases to be recognized on the balance sheet. The FASB has subsequently issued further ASU's related to the standard providing additional practical expedients and an optional transition method allowing entities to not recast comparative periods. The amendments in ASU No. 2016-02 are now effective.

The Company adopted the standard on January 1, 2020 using the optional transition adjustment method. As part of the adoption of ASC 842, the Company performed an assessment of the impact of the new lease recognition standard has on the financial statements. The Company shares office space and support with companies related through common ownership (see Note 4). The lease for the shared space will expire in 2022 and it is not expected to be renewed. The Company does not have any other leasing arrangements. The adoption of the new lease recognition standard did not have any impact on Company's assets, liabilities, equity, revenues, expenses and disclosures.

Note 4 – Related-Party Transactions

Companies related through common ownership and management share office space and office equipment. Pursuant to an agreement with the related companies, GLP Investments Services, LLC pays for support services and for its allocated use of the office space and equipment. Rent expense for the year ended December 31, 2021 was $11,776. GLP Investments Services, LLC lent a related party that will construct and own the Company's new offices $231,119 during 2021. The loan is non-interest bearing and is due on demand.

Note 5 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially are subject the Company to concentrations of credit risk, consist principally of cash and commissions receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, commissions receivable are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Note 6 – Simple IRA Plan

The Company has established a Simple IRA plan for the benefit of its employees. Employees are allowed elective deferrals limited to $13,000 (additional $3,000 if age 50 or older as of the end of the year). The employer is required to match elective deferrals dollar for dollar up to 1% of wages in any two of five years (3% in other years). The Company matching contribution for the year ending December 31, 2021 is approximately $16,990.

Note 7 – Revenue Recognition

In May 2014, FASB issued ASU 2014-09 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2017 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

Commission income represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time as earned from managing clients' portfolios. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Note 7 – Revenue Recognition (continued)

Commission Income (continued)

The following table presents out total commission income disaggregated by investment product category:

Twelve Months Ended

		December 31, 2021
Mutual funds	$	4,852,253
Insurance-based products		618,752
Total commission income	$	5,471,005

The Company generates two types of commission income: sales-based commission that is recognized at the point of sale on the trade date and trailing commission that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission income disaggregated by product category:

		Twelve Months Ended December 31, 2021
Sales-based:		
Mutual Funds	$	2,010,831
Insurance-based products		407,850
Total sales-based income		2,418,681
Trailing:		
Mutual Funds		2,841,422
Insurance-based products		210,902
Total trailing income		3,052,324
Total commission income	$	5,471,005

Note 8 - Subsequent Events

The Company has evaluated subsequent event through February 28, 2022, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

SCHEDULE 1

Aggregate indebtedness		$	182,885
Members' capital			672,832
Deductions:			
12b-1 fees receivable	85,014		
NASD membership	45,380		
Loan receivable - related party	231,199		
Prepaid license	76,348		
Total deductions			437,941
Net capital			234,891
Minimum required net capital			12,192
Capital in excess of minimum requirement		$	222,699
Ratio of aggregate indebtedness of net capital			0.78 to 1

Reconciliation with Company's Computation (include in Part IIA of Form X-17A-5 as of December 31, 2021)

Net capital, as reported on Company's Part II Amended (unaudited) FOCUS report	12,192
Net capital, as reported on Schedule 1	12,192

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

GLP Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of the exemptions provided under Rule 15c3-3(k)(1), as a broker-dealer, "doing Limited business (mutual funds and/or variable annuities only)."

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GLP Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) GLP Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which GLP Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) GLP Investment Services, LLC stated that GLP Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GLP Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GLP Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

Farmington Hills, Michigan
February 28, 2022

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

GLP INVESTMENT SERVICES, LLC

GLP Investment Services, LLC's Exemption Report

GLP Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from the provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

GLP Investment Services, LLC

I, Heather Lyon, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By:

Title: Chief Operating and Compliance Officer

February 28, 2022

Office: 248.489.0101

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of GLP Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of GLP Investment Services, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

We have served as the Company's auditor since 2020.

Farmington Hills, Michigan
February 28, 2022

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GLP Investment Services, LLC.
33305 Grand River Ave
Farmington, MI 48336

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Heather Lyon 248.489.0101

2. A. General Assessment (item 2e from page 2) $ ______

B. Less payment made with SIPC-6 filed (**exclude interest**) (0.00)

______
Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ______

H. Overpayment carried forward $((150-))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLP Investment Svcs LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Heather Lyon CCO/CAO
(Title)

Dated the 8th day of February, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,471,005
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,471,005
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,471,005
2d. SIPC Net Operating Revenues	$0.00
2e. General Assessment @ .0015	$0.00
	(to page 1, line 2.A.)

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

February 28, 2022

To the Members of the Board of Directors and Members of
GLP Investment Services, LLC

In connection with our audit of the financial statements and supplemental information of GLP Investment Services, LLC (the "Company") for the year ended December 31, 2021, we have issued our report thereon dated February 28, 2022. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. The Company adopted the provisions of Accounting Standard Update No. 2016-02, *Leases* (Topic 842). The adoption of the new lease recognition standard did not have any impact on Company's assets, liabilities, equity, revenues, expenses and disclosures. The application of existing accounting policies was not changed during 2021. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2021 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account uses to account for revenue and expense recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no material estimates noted during 2021.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Auditor's Reports

In connection with the audit of the financial statements and the applied agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC), we have provided you drafts of our auditor's reports and have discussed them with you.

Exceptions to Exemption Provisions

In connection with our review of GLP Investment Services, LLC's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's statements not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors, members and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.
February 28, 2022